Exhibit 12

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations, net of taxes	$1,134	$647	$570	$404	$86

Add:
Provision for income taxes	425	288	469	353	56
Loss (earnings) of equity investees	35	57	24	65	(142)
Distributions of income from equity investees	30	15	4	4	—
Total interest expense	211	207	249	258	—
Portion of rents representative of the interest factor	26	28	27	46	11

Earnings, as adjusted	$1,861	$1,242	$1,343	$1,130	$11

Fixed charges:
Total interest expense	$211	$207	$249	$258	$—
Portion of rents representative of the interest factor	26	28	27	46	11

Total fixed charges	$237	$235	$276	$304	$11

Preferred stock dividends	—	1	15	—	—

Total combined fixed charges and preferred stock dividends	$237	$236	$291	$304	$11

Ratio of earnings to fixed charges	7.9	5.3x	4.9x	3.7x	1.0x

Ratio of earnings to combined fixed charges and preferred stock dividends	7.9	5.3x	4.6x	3.7x	1.0x

(1)	The results for years prior to 2008 reflect only the results of our predecessor, Discovery Holding Company.